EXHIBIT 99.1

Himax Technologies Schedules Second Quarter 2011 Financial Results Conference Call

TAINAN, Taiwan, July 18, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) will hold a conference call with investors and analysts on Wednesday, August 10, 2011 at 7:00 a.m. Taiwan time (Tuesday, August 9 at 7:00 p.m. U.S. Eastern Daylight Time) to discuss the Company's second quarter 2011 financial results.

The news release announcing the second quarter 2011 financial results will be disseminated in New York on Tuesday, August 9, 2011 after the Nasdaq stock market closes.

The dial-in numbers for the live audio call are +1-201-689-8471 (international) or + 1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on Himax's website at www.himax.com.tw.

A replay of the call will be available beginning two hours after the call through 12 p.m. Taiwan time on Tuesday, August 15, 2011 (midnight, August 15, U.S. Eastern Daylight Time) at www.himax.com.tw and by telephone at +1-858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 375533.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS image sensors, infinitely color technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com